Exhibit 97

HELMERICH & PAYNE, INC.
Rule 10D-1 Clawback Policy

1.Recoupment of Incentive-Based Compensation
The purpose of this policy (this “Policy”) is to permit Helmerich & Payne, Inc. (“H&P,” and together with its subsidiaries, the “Company”), in the event that H&P is required to prepare an accounting restatement of H&P’s financial statements due to material non-compliance with any financial reporting requirement under U.S. federal securities laws (including any such correction that is material to the previously issued financial statements, or that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period), to recover the amount of any Incentive-Based Compensation received by a Covered Executive during the Clawback Period that is in excess of the amount that otherwise would have been received had it been determined based on the restated financial statements.
This Policy is intended to comply with and, as applicable, to be administered and interpreted consistent with, Section 303A.14 of the NYSE Listed Company Manual, as adopted by the New York Stock Exchange to implement Rule 10D-1 under the Securities Exchange Act of 1934, as amended (collectively, “Rule 10D-1”).
2.Policy Administration and Definitions
This Policy is administered by the Board of Directors of H&P (the “Board”).
For purposes of this Policy:
“Incentive-Based Compensation” means any compensation granted, earned or vested based in whole or in part on the Company’s attainment of a Financial Reporting Measure that was Received by a person (i) on or after October 2, 2023 and after the person began service as a Covered Executive, and (ii) who served as a Covered Executive at any time during the performance period for the Incentive-Based Compensation.
A “Financial Reporting Measure” is (i) any measure that is determined and presented in accordance with the accounting principles used in preparing H&P’s financial statements and any measure derived wholly or in part from such a measure, and (ii) any measure based in whole or in part on H&P’s stock price or total shareholder return. Incentive-Based Compensation includes cash compensation and any equity awards to the extent based in whole or in part on such attainment.
Incentive-Based Compensation is deemed to be “Received” in the fiscal period during which the relevant Financial Reporting Measure is attained, regardless of when the compensation is actually paid or awarded.
“Covered Executive” means any “executive officer” of H&P as defined under Rule 10D-1.
“Clawback Period” means the three completed fiscal years immediately preceding the date that H&P is required to prepare the accounting restatement described in this Policy and any transition period of less than nine months that is within or immediately following such three fiscal years, all as determined pursuant to Rule 10D-1.
3.Determinations by the Board; Binding Effect
If the Board determines that the amount of Incentive-Based Compensation that is Received by a Covered Executive during the Clawback Period exceeds the amount that would have been Received if determined or calculated based on H&P’s restated financial results, such excess amount of Incentive-Based Compensation will be subject to mandatory recoupment by the Company on a reasonably prompt basis pursuant to this Policy.

For Incentive-Based Compensation based on stock price or total shareholder return, the Board will determine the amount based on a reasonable estimate of the effect of the accounting restatement on the relevant stock price or total shareholder return.
In all cases, the calculation of the excess amount of Incentive-Based Compensation to be recovered will be determined on a pre-tax basis.
Any determinations made by the Board under this Policy shall be final, binding and conclusive on all affected individuals.
4.Methods of Clawback
The Company may implement a clawback pursuant to this Policy in any manner consistent with applicable law, including by requiring payment of such amount(s) to the Company, by set-off, by reducing future compensation, or by such other means or combination of means as the Board determines to be appropriate.
The Company need not recover the excess amount of Incentive-Based Compensation if and to the extent that the Board determines that such clawback is impracticable and not required under Rule 10D-1, including if the Board determines that the direct expense paid to a third party to assist in enforcing this Policy would exceed the amount to be recovered after making a reasonable attempt to recover such amounts.
The Company shall not indemnify any Covered Executive against the loss of any Incentive-Based Compensation pursuant to this Policy.
The Company is authorized to take appropriate steps to implement this Policy with respect to Incentive-Based Compensation arrangements with Covered Executives.
5.No Impairment of Other Remedies
Any recoupment under this policy is in addition to any other remedies that may be available to the Company, including, without limitation, such remedies contained in the Company’s equity grant arrangements, any other policy of the Company, or any other legal remedies available to the Company. For the avoidance of doubt, this Policy shall be applied and interpreted independently of any other applicable forfeiture, clawback or recoupment policies or provisions in plans or agreements entered into or maintained by the Company; provided that the Company shall not recoup amounts pursuant to such other policy, terms or remedies to the extent it is recovered pursuant to this Policy. This Policy is also in addition to, and is not a substitute for, the requirements of Section 304 of the Sarbanes-Oxley Act of 2002.
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